UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

THERABIOGEN, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

88338E107
(CUSIP Number)

February 16, 2011
(Date of Event Which Requires Filing of this Statement)

Check  the appropriate box to designate the rule pursuant to which this Schedule is  filed:

/___/     Rule  13d-1(b)
/___/     Rule  13d-1(c)
/ X /     Rule  13d-1(d)

*The  remainder  of  this  cover  page  shall be filled out for a reporting person's  initial  filing  on  this  form  with  respect to the subject class of securities,  and for any subsequent amendment containing information which would alter  disclosures  provided  in  a  prior  cover  page.

The  information  required on the remainder of this cover page shall not be deemed  to  be  "filed" for the purpose of Section 18 of the Securities Exchange Act  of  1934 ("Act") or otherwise subject to the liabilities of that section of the  Act  but  shall be subject to all other provisions of the Act (however, see the  Notes).

CUSIP  No. 88338E107

1	Names of Reporting Persons. LeadDog Capital, LP I.R.S. Identification Nos. of Above Persons (entities only) 22-3967904
2	Check the Appropriate Box if a Member of a Group (a) [ ] (See Instructions) (b) [ X ]
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares	5	Sole Voting Power 587,265 (a)
Beneficially Owned by	6	Shared Voting Power -0-
Each Reporting	7	Sole Dispositive Power 587,265 (a)
Person With	8	Shared Dispositive Power -0-

9	Aggregate Amount Beneficially Owned by Each Reporting Person 587,265 (a)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
12	Percent of Class Represented by Amount in Item 9 1.51% (a)
13	Type of Reporting Person (See Instructions) PN

(a)  LeadDog Capital, LP (“LeadDog LP”) is the beneficial owner of convertible promissory notes (“Notes”) and convertible debentures (“Debentures”) that may be converted into common stock of TheraBiogen, Inc., formerly known as Kushi Resources, Inc. (“Issuer”). The Notes and underlying common stock are being held pursuant to the terms of several escrow agreements. The terms of the Notes and the Debentures prohibit LeadDog LP from converting the Notes and Debentures to the extent such conversion would result in LeadDog LP and its affiliates beneficially owning (as determined in accordance with Section 13(d) of the Securities and Exchange Act of 1934 (“Exchange Act”)and the rules promulgated thereunder) in excess of 9.5% of the then issued and outstanding shares of common stock, including the shares issuable upon a conversion. Although LeadDog LP has sole voting and dispositive control of the common stock upon purchase, Chris Messalas and Joseph B. LaRocco as managing members of LeadDog Capital Markets, LLC (LeadDog LP’s general partner) may be deemed to have the right to direct the voting and dispositive control over such common stock. LeadDog Capital Markets, LLC is considered an affiliate of LeadDog LP so the combined beneficial ownership of LeadDog LP and LeadDog Capital Markets, LLC cannot exceed 9.5% of the then issued and outstanding shares of common stock of the Issuer, including the shares issuable upon a conversion.

CUSIP  No. 88338E107

1	Names of Reporting Persons. LeadDog Capital Markets, LLC I.R.S. Identification Nos. of Above Persons (entities only) 80-0325704
2	Check the Appropriate Box if a Member of a Group (a) [ ] (See Instructions) (b) [ X ]
3	SEC Use Only
4	Citizenship or Place of Organization New York

Number of Shares	5	Sole Voting Power 645,905 (a)
Beneficially Owned by	6	Shared Voting Power -0-
Each Reporting	7	Sole Dispositive Power 645,905 (a)
Person With	8	Shared Dispositive Power -0-

9	Aggregate Amount Beneficially Owned by Each Reporting Person 645,905 (a)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
12	Percent of Class Represented by Amount in Item 9 1.66% (a) (b)
13	Type of Reporting Person (See Instructions) OO

(a)  LeadDog Capital Markets, LLC (“LeadDog LLC”) is the beneficial owner of convertible promissory notes (“Notes”) and convertible debentures (“Debentures”) that may be converted into common stock of TheraBiogen, Inc., formerly known as Kushi Resources, Inc. (“Issuer”). The Notes and underlying common stock are being held pursuant to the terms of several escrow agreements. The terms of the Notes and the Debentures prohibit LeadDog LLC from converting the Notes and Debentures to the extent such conversion would result in LeadDog LLC and its affiliates beneficially owning (as determined in accordance with Section 13(d) of the Securities and Exchange Act of 1934 (“Exchange Act”)and the rules promulgated thereunder) in excess of 9.5% of the then issued and outstanding shares of common stock, including the shares issuable upon a conversion. Although LeadDog LLC has sole voting and dispositive control of the common stock upon purchase, Chris Messalas and Joseph B. LaRocco as managing members of LeadDog Capital Markets, LLC (the general partner of LeadDog LP) may be deemed to have the right to direct the voting and dispositive control over such common stock. LeadDog Capital Markets, LLC is considered an affiliate of LeadDog LP so the combined beneficial ownership of LeadDog LP and LeadDog Capital Markets, LLC cannot exceed 9.5% of the then issued and outstanding shares of common stock of the Issuer, including the shares issuable upon a conversion.

ITEM  1.

(A)     NAME  OF  ISSUER

TheraBiogen, Inc., formerly known as Kushi Resources, Inc.

(B)     ADDRESS  OF  ISSUER'S  PRINCIPAL  EXECUTIVE  OFFICE

120 Wall Street, 24th Floor
New York, NY 10005

ITEM  2.

(A)     NAME  OF  PERSONS  FILING

LeadDog Capital, LP (Delaware) and
LeadDog Capital Markets, LLC (New York)
Chris Messalas and Joseph B. LaRocco as managing members of LeadDog Capital Markets, LLC (LeadDog Capital, LP’s general partner) have the right to direct the voting and dispositive control over such common stock owned by LeadDog Capital, LP and LeadDog Capital Markets, LLC.

(B)  ADDRESS  OF  PRINCIPAL  BUSINESS  OFFICE  OR  IF  NONE,  RESIDENCE

120 Wall Street, 24th Floor
New York, NY 10005

(C)     CITIZENSHIP

LeadDog Capital, LP (Delaware) and
LeadDog Capital Markets, LLC (New York)

(D)  TITLE  OF  CLASS  OF  SECURITIES

Common Stock

(E)     CUSIP  NUMBER

88338E107

ITEM  3.

     If  this statement is filed pursuant to rule 240.13d- 1(b), or 240.13d-2(b) or  (c),  check  whether  the  person  filing  is  a:

Not Applicable.

ITEM  4.     OWNERSHIP.

     Provide  the  following  information  regarding  the  aggregate  number and percentage  of  the  class  of  securities  of  the issuer identified in Item 1.

		LeadDog LP	LeadDog LLC
a.	Beneficial Ownership	587,265	645,905
b.	Percentage of Class	1.51%	1.66%
c.	Sole Voting Power	587,265	645,905
	Shared Voting Power	-0-	-0-
	Sole Dispositive Power	587,265	645,905
	Shared Dispositive Power	-0-	-0-

ITEM  5.     OWNERSHIP  OF  FIVE  PERCENT  OR  LESS  OF  A  CLASS

If  this  statement is being filed to report the fact that as of the date hereof the  reporting  person  has  ceased to be the beneficial owner of more than five percent  of  the  class  of  securities,  check  the  following  /___/.

See Item 4 above.

ITEM  6.  OWNERSHIP  OF  MORE  THAN  FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not Applicable.

ITEM  7.  IDENTIFICATION  AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE  SECURITY  BEING  REPORTED  ON  BY  THE  PARENT  HOLDING  COMPANY

                      Not Applicable.

ITEM  8.  IDENTIFICATION  AND  CLASSIFICATION  OF  MEMBERS  OF  THE  GROUP

See Item 2 section A above.

ITEM  9.  NOTICE  OF  DISSOLUTION  OF  GROUP

         Not Applicable.

 ITEM  10.     CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with  the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant  in  any  transaction  having  that  purpose  or  effect.

Dated:     February 16, 2011

LeadDog Capital, LP by its General Partner LeadDog Capital Markets, LLC

By:	/s/ Chris Messalas
Name: Chris Messalas
Title: Managing Member

LeadDog Capital Markets, LLC

By:	/s/ Chris Messalas
Name: Chris Messalas
Title: Managing Member

                             \

JOINT FILING AGREEMENT

JOINT FILING AGREEMENT made as of this 16th day of February, 2011 by and among LeadDog Capital, LP ("LeadDog LP") and LeadDog Capital Markets, LLC (“LeadDog LLC”).

WHEREAS, LeadDog LP and LeadDog LLC collectively through the ownership of convertible notes and convertible debentures are entitled to beneficially own more than five (5%) percent but not more than nine and one-half percent (9.5%) of the issued and outstanding common stock, $.001 par value of TheraBiogen, Inc. formerly known as Kushi Resources, Inc. ("TheraBiogen Common Stock"), a Nevada corporation; and

WHEREAS, pursuant to Section 13(g) of the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder, the parties hereto are required to file a Schedule 13G with the Securities and Exchange
Commission ("SEC").

NOW, THEREFORE, the parties agree as follows:

1. LeadDog LP and LeadDog LLC hereby agree to jointly file this Schedule 13G with the SEC regarding the beneficial ownership of TheraBiogen Common Stock and to file any and all amendments and supplements thereto.

2. This Agreement contains the entire agreement among the parties concerning the subject matter hereof and may not be amended, modified or changed except pursuant to a written instrument signed by all parties.

IN WITNESS WHEREOF, the parties have signed this Agreement the day and year first above written.

Dated:     February 16, 2011

LeadDog Capital, LP by its General Partner LeadDog Capital Markets, LLC

By:	/s/ Chris Messalas
Name: Chris Messalas
Title: Managing Member

LeadDog Capital Markets, LLC

By:	/s/ Chris Messalas
Name: Chris Messalas
Title: Managing Member